EXHIBIT 21.1

SMART Global Holdings, Inc.

Subsidiaries of the Registrant

Name *	State or Other Jurisdiction of Incorporation or Organization
Saleen Intermediate Holdings, Inc.	Cayman Islands
SMART Worldwide Holdings, Inc.	Cayman Islands
SMART Modular Technologies (Global), Inc.	Cayman Islands
SMART Modular Technologies (DH), Inc.	Cayman Islands
SMART Modular Technologies, Inc.	California
SMART Modular Technologies (DE), Inc.	Delaware
SMART Modular Technologies Sdn. Bhd.	Malaysia
SMART Modular Technologies Indústria de Componentes Eletrônicos Ltda.	Brazil
SMART Modular Technologies do Brasil - Indústria e Comercio de Componentes Ltda.	Brazil
Penguin Computing, Inc.	California
Cree Huizhou Solid State Lighting Company Limited	China

* The subsidiaries of the Registrant do not do business under any name other than as listed above.